UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reaches New Milestones in January
•	Completes First Polysilicon Production Run

•	Celebrates 15 Million Safe Work Hours for 15,000 MT Polysilicon Plant
We, LDK Solar Co., Ltd., a manufacturer of multicrystalline solar wafers, announced that a ceremony was held to recognize important company milestones that were reached in early January.
We have continued to make significant progress with the construction of our polysilicon plants and are pleased to announce that the 1,000 metric ton (MT) polysilicon plant recently completed its first successful production run. We have also achieved a major milestone on the 15,000 MT polysilicon plant by completing 15 million safe work hours.
Government dignitaries including the Governor of Jiangxi, Mr. Wu Xinxiong, celebrated reaching these milestones with our management team and Fluor representatives at the ceremony. The entire construction workforce was also in attendance and received an award for its commendable achievement and ongoing commitment to safety.
“We are pleased to report that initial tests from the production run at our 1,000 MT plant indicate that the polysilicon produced is of very high quality. The speed of execution that we demonstrated with our wafer plant has been replicated in the construction of our polysilicon plants, and reaching these milestones is truly a commendable achievement and a testament to LDK Solar’s drive and commitment to growth,” stated Xiaofeng Peng, our chairman and CEO.
“LDK Solar’s growth has been impressive and the Jiangxi government remains committed to supporting LDK Solar as well as the entire local solar industry with their expansion plans. The government will be supporting the construction of a local solar plant to further facilitate business growth in the area,” commented Mr. Wu Xinxiong, Governor of Jiangxi.
We will provide our next update on the progress of our polysilicon plant construction during the upcoming fourth quarter and fiscal 2008 earnings call.
Our press release is attached as Exhibit 99.2 hereto.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: January 20, 2009

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Reaches New Milestones in January
•	Completes First Polysilicon Production Run

•	Celebrates 15 Million Safe Work Hours for 15,000 MT Polysilicon Plant
XINYU CITY, China and SUNNYVALE, Calif., January 16, 2009 — LDK Solar Co., Ltd. (NYSE:LDK), a manufacturer of multicrystalline solar wafers, today announced that a ceremony was held to recognize important company milestones that were reached in early January.
LDK Solar has continued to make significant progress with the construction of its polysilicon plants and is pleased to announce that the 1,000 metric ton (MT) annualized capacity polysilicon plant recently completed its first successful polysilicon production run. The company also announced that it has achieved a major milestone on the 15,000 MT annualized capacity polysilicon plant by completing 15 million safe work hours.
Government dignitaries including the Governor of Jiangxi, Mr. Wu Xinxiong, celebrated reaching these milestones with the LDK Solar management team and Fluor representatives at the ceremony. The entire construction workforce was also in attendance and received an award for its commendable achievement and ongoing commitment to safety.
“We are pleased to report that initial tests from the production run at our 1,000 MT plant indicate that the polysilicon produced is very high quality. The speed of execution that we demonstrated with our wafer plant has been replicated in the construction of our polysilicon plants, and reaching these milestones is truly a commendable achievement and a testament to LDK Solar’s drive and commitment to growth,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar.
“LDK Solar’s growth has been impressive and the Jiangxi government remains committed to supporting LDK Solar as well as the entire local solar industry with their expansion plans. The government will be supporting the construction of a local solar plant to further facilitate business growth in the area,” commented Mr. Wu Xinxiong, Governor of Jiangxi.
LDK Solar will provide its next update on the progress of its polysilicon plant construction during its upcoming fourth quarter and fiscal 2008 earnings call.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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